Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-4 of our report dated April 2, 2007, relating to the consolidated financial statements of US LEC Corp. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the completion of the merger between the Company and PAETEC Corp. on February 28, 2007, pursuant to the Merger Agreement dated August 11, 2006, as amended), appearing in the Joint Proxy/Prospectus, which is part of this Registration Statement, and of our report dated April 2, 2007 relating to the consolidated financial statement schedule appearing elsewhere in this Registration Statement.

We also consent to the reference to us under the headings “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
December 18, 2007